Exhibit 10.12
CONFIDENTIAL
February 27, 2023
By Email
Surekha Trivedi
c/o Danaher Corporation
Dear Surekha:
As you know, Danaher Corporation (“Danaher”) has announced that its environmental and applied solutions segment will be spun off and become a separate publicly traded company (the “Separation”) currently referred to as EAS (“EAS”). We anticipate that the separation will be completed in the fourth quarter of 2023.
In anticipation of the Separation, this offer letter sets forth the terms and conditions of your offer of employment with DH EAS Employment LLC (the “Company”), which is currently a subsidiary of Danaher and will be a subsidiary of EAS.
Upon the Separation, your position with EAS will be Senior Vice President, Strategy, EAS, based in Washington DC, reporting to the Chief Executive Officer, Jennifer Honeycutt.
Base Salary: Effective January 1, 2023, your base salary will be paid at the annual rate of $535,000 gross. A payment of the differential accrued between your current base salary and this new base salary for the period from January 1, 2023 to the date this new base salary takes effect will be made to you on or about March 10, 2023. Your base salary rate is subject to periodic review and payable in accordance with the Company’s usual payroll practices.
Incentive Compensation: Effective January 1, 2023, you are eligible to participate in the Danaher Incentive Compensation Plan (“ICP”) with a target bonus of 60% of your annual base salary, subject to periodic review. Normally, ICP payments are made during the first quarter of the following calendar year. This bonus is based on a Company Financial Factor and a Personal Performance Factor which are determined each year, and your 2023 payment under the Danaher ICP will be prorated to reflect the portion of the year from January 1, 2023 to the date of the Separation. The Company will adopt its own incentive compensation plan with respect to periods following the Separation.
Benefits: You will continue to be eligible to participate in any associate benefit plan that the Company has adopted or may adopt, maintain, or contribute to for the benefit of its regular employees generally, subject to satisfying any applicable eligibility requirements. You will continue to be eligible to participate in our comprehensive health and other insurance and our 401(k) retirement plan. Upon the Separation, the Company will adopt its own health, insurance and retirement benefits plans. The Company will recognize your prior service with Danaher Corporation or its affiliates for benefits eligibility purposes, except where doing so would result in a duplication of benefits.
Stock Options and RSUs:
A recommendation will be made to the Compensation Committee of Danaher’s Board of Directors to grant you an equity award as part of Danaher’s equity compensation program. This recommendation will be considered and acted upon in the February 2023 cycle. The target award value of this grant would be $600,000 (the “Danaher Equity Award”).
Unless Danaher determines otherwise, the following methodology will be used in connection with the equity awards:
•The target award value of any grant(s) will be split evenly between stock options and RSUs.
•The target award value attributable to stock options will be converted into a specific number of options based on a Black Scholes valuation methodology.
•The target award value attributable to RSUs will be converted into a specific number of RSUs using the closing price of Danaher’s common stock on the grant date.
The Danaher Equity Award would vest 50% on the third anniversary of the grant date and 50% on the fourth anniversary of the grant date and be governed solely by the terms and conditions set forth in Danaher Corporation 2007 Omnibus Incentive Plan and in the particular form of award agreement required to be signed with respect to each award.

While historically Danaher’s share price has increased over time, Danaher cannot guarantee that any RSUs or stock options granted to you will ultimately have any particular value or any value.
Upon the Separation, any outstanding Danaher equity awards will be converted to EAS equity with the intrinsic value of the replacement EAS equity immediately following the Separation equivalent overall to the intrinsic value of the Danaher equity immediately prior to the Separation. Post-Separation, we anticipate that EAS will adopt its own equity compensation program based on EAS shares.
Supplemental Retirement/Deferred Compensation Benefit: You will continue to be eligible to participate in Danaher’s executive supplemental retirement/deferred compensation program. This program is a non-qualified executive benefit designed to supplement retirement benefits that otherwise are limited by IRS regulations, and provide the opportunity for you to defer taxation on a portion of your current income (base salary or ICP bonus or both). Vesting requirements and your participation in the program are subject to all of the terms and conditions set forth in the applicable plan documents. Additional information on the program will be provided to you by Fidelity after you join the Company. Upon the Separation, EAS will adopt its own supplemental retirement/deferred compensation plans. Any benefits arising from participation in the program up to and immediately prior to the Separation will be transitioned to a comparable EAS program upon Separation.
Reimbursement for Financial and Tax Assistance: The Company will reimburse you for financial planning and tax preparation services in an amount not to exceed $15,000 annually provided you provide appropriate and satisfactory documentation for such reimbursement and such expenses otherwise satisfy the Company’s practices and policies.
Vacation / Paid Time Off: You will continue to be able to use your accrued and unused vacation/paid time off you had with the Company prior to the Separation, and you will continue to be eligible for annual vacation / paid time off benefits pursuant to the Company’s vacation /paid time off policy after the Separation. Upon the Separation, EAS will adopt its own vacation / paid time off policy.
At-Will Employment: Nothing in this offer letter shall be construed as any agreement, express or implied, to employ you for any stated term. Your employment with the Company will continue to be on an at-will basis, which means that either you or the Company can terminate the employment relationship at any time and for any reason (or no reason), with or without notice.
Conditions of Employment Offer: This offer of employment is expressly conditioned upon your execution and return of the enclosed Agreement Regarding Competition and the Protection of Proprietary Interests no later than the date stated in the acknowledgment below.
We look forward to the opportunity to continue working with you as we pursue our very aggressive goals.
Sincerely yours,
Georgeann Couchara
Senior Vice President, Human Resources
Danaher Corporation

Acknowledgement
Please acknowledge that you have read, understood and accept this offer of at will employment by signing and returning it to me, along with the above-referenced signed Agreement Regarding Competition and the Protection of Proprietary Interests no later than February 10, 2023.

/s/ Surekha Trivedi	/s/ Sarah Smith
Surekha Trivedi	Sarah Smith
Vice President Corporate HR

Date: 2/1/2023	Feb 2, 2023